FSD PHARMA INC.

c/o 100 King Street West, First Canadian Place, Suite 3400

Toronto, Ontario

M5X 1A4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders (the "Meeting") of FSD Pharma Inc. (the "Company") will be held as a hybrid meeting with a physical location at The Union League of Philadelphia at 140 S Broad St, Philadelphia, PA 19102 and the option to participate virtually, via online webcast using the LUMI meeting platform at https://web.lumiagm.com/254368544 on Friday, May 14, 2021 at 9:00 a.m. (Toronto/New York time) subject to any adjournments or postponements thereof, for the following purposes:

1. to fix the number of directors at seven and to elect the directors of the Company for the ensuing year. For more information, see "Election of the Board of Directors" in the Company's Management Information Circular dated April 20, 2021 (the "Circular");

2. to consider and, if thought advisable, to approve, with or without variation, a special resolution, to amend the Company's articles of amalgamation, as amended (the "Articles") to provide for a "sunset" provision with respect to the class A multiple voting shares of the Company. For more information, see "Other Business of the Meeting – Amendment to the Articles – Sunset Provision" in the Circular;

3. to receive the audited annual financial statements of the Company for the years ended December 31, 2020 and December 31, 2019 together with the reports of the auditor thereon;

4. to appoint the auditor of the Company for the ensuing year and to authorize the Board of Directors of the Company (the "Board") to fix the remuneration of the auditor;

5. to consider and, if thought advisable, to approve, a special resolution, the full text of which is set forth in the Circular, authorizing and approving a change of the registered office of the Company from Durham Region, Ontario to a location in the City of Toronto, Ontario;

6. to consider and, if thought advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set forth in the Circular, ratifying the adoption of the Amended and Restated By-law No. 1 of the Company, as more particularly described in the Circular, approved by the Board in January, 2021; and

7. to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the foregoing matters are set forth in the Circular. The Board has fixed April 14, 2021 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting and any postponement or adjournment thereof.

Management of the Company is soliciting proxies on the accompanying BLUE proxy or BLUE voting instruction form. Shareholders who are unable to attend the Meeting in person or virtually are requested to vote and submit their BLUE proxy or BLUE voting instruction form in advance so that as large a representation of shareholders as possible may be heard the Meeting. Specific details of the matters being put before the Meeting are set forth in more detail in the Circular. Your vote is important to us, regardless of the number of shares held. Please vote your BLUE proxy or BLUE voting instruction form today.

IMPORTANT NOTICE

Due to the continuing public health impact of the COVID-19 pandemic, and having regard to the health and safety of the Company’s employees and shareholders as well as public health guidelines to limit gatherings of people, the Company will be conducting the Meeting in a hybrid format. Registered shareholders, beneficial shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions, and vote in person or virtually by following the instructions in the Circular. Hosting a hybrid meeting will enable greater participation by shareholders by allowing shareholders that might not otherwise be able to travel to a physical meeting to attend online while minimizing the health risk that may be associated with large gatherings. The Circular provides important and detailed instructions about how to participate virtually at the Meeting.

We request that shareholders also review and follow the instructions of any regional health authorities in the Commonwealth of Pennsylvania, including the City of Philadelphia and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting in person. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact with is experiencing any cold or flu-like symptoms or has travelled to/from outside of Canada or the United States within the 14 days immediately prior to the Meeting.

The Company reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak and in order to ensure compliance with federal, state and local laws and orders.

Virtual attendance will be in real time through an online portal available at https://web.lumiagm.com/254368544, provided that shareholders are connected to the internet and carefully follow the instructions set out in the Circular. Beneficial shareholders who do not follow the procedures set out in the Circular will be able to listen to a live webcast of the Meeting as guests, but will not be able to ask questions or vote.

Regardless of whether a shareholder plans to attend the Meeting in person or virtually, all shareholders are strongly encouraged to vote by submitting your BLUE proxy or BLUE voting instruction form prior to the Meeting by one of the means described in the Circular. Registered shareholders may vote their proxies by mail, phone, facsimile or internet. To be effective at the Meeting, a registered shareholder voting by BLUE proxy, must return their BLUE proxy by 9:00 a.m. (Toronto time) on May 12, 2021 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the BLUE proxy is to be used) (the "Proxy Deadline") to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"). Failure to properly complete or deposit a BLUE proxy may result in its invalidation. The Chair of the Meeting may waive or extend the proxy cut- off time at his discretion without notice.

Beneficial shareholders who receive this notice of annual and special meeting of shareholders and related materials through their broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, should carefully follow the instructions of their intermediary to ensure that their shares are voted at the Meeting in accordance with such shareholders' instructions. Beneficial shareholders are advised that voting through a proxyholder at the Meeting will include, as a result of the virtual aspect of the Meeting, the additional step of registering proxyholders with the Computershare after submitting their BLUE proxy or BLUE voting instruction form, as applicable. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving a user name to participate in the Meeting virtually and only being able to attend virtually as a guest and thus will not be able to vote or submit questions at the Meeting. Please refer to the instructions provided in the Circular.

Beneficial shareholders resident in the United States must obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend and vote at the Meeting. Beneficial shareholders resident in the United States are advised to carefully follow the instructions from their broker or bank included with the proxy materials and that they may contact their broker or bank to request a legal proxy form. After obtaining and completing the legal proxy, beneficial shareholders resident in the United States must then register to attend the Meeting by submitting a copy of their legal proxy to Computershare no later than the Proxy Deadline. Requests for registration should be directed to: Computershare by email to USLegalProxy@computershare.com. Please note that the legal proxy must also be registered at https://www.computershare.com/FSDPharma. Following the foregoing additional steps, beneficial (non- registered) shareholders resident in the United States will be able to attend and vote at the Meeting virtually at https://web.lumiagm.com/254368544.

PLEASE NOTE THAT Anthony Durkacz, Zeeshan Saeed, First Republic Capital Corporation, Andrew Durkacz, Gloria Durkacz, Fortius Research and Trading Corp., Xorax Family Trust and Zachary Dutton (collectively the "Dissident Shareholders") have delivered, or intend to deliver, an information circular (the "Dissident Circular") nominating five director candidates for election at the Meeting. You may receive solicitation materials from the Dissident Shareholders seeking your proxy to vote for their nominees. The Company is not responsible for the accuracy of any information provided in the Dissident Circular or by, or relating to, the Dissident Shareholders or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, the Dissident Shareholders or any other statements that the Dissident Shareholders may otherwise make.

Management is soliciting proxies for the election to the Board the persons named on the BLUE proxy and urges Shareholders NOT to sign or return or vote any proxy card sent by the Dissident Shareholders. Shareholders who have already voted using a proxy card sent by the Dissident Shareholders can: (a) recast their votes using the Company's BLUE proxy prior to the Proxy Deadline; or (ii) revoke their proxy by following the instructions set out in the Circular under the heading "Shareholder Questions About Voting - Can a Shareholder take back their proxy once it has been given?"

Shareholders are entitled to vote at the Meeting either in person or by proxy, as described in the Circular under the heading "Shareholder Questions About Voting". For information with respect to shareholders who own their shares in the capital of the Company through an intermediary, see "Shareholder Questions About Voting" in the Circular.

All shareholders are strongly encouraged to vote by submitting your BLUE proxy or BLUE voting instruction form prior to the Meeting by one of the means described in the Circular.

Dated at Toronto, Ontario this 20th day of April, 2021.

BY ORDER OF THE BOARD

(signed) "Raza Bokhari"

Dr. Raza Bokhari

Chief Executive Officer & Executive Chairman